UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 25, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

July 25th, 2016 Conference Call – 2Q16

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp market 2Q16 results Cash production cost Indebtedness Liquidity Net results 2Q16 Free cash flow Horizonte 2 Project Capex Final Remarks 4 5 6 7 9 10 11 12 8 13 16

Key Highlights

Operational Results	• 2Q16: Net revenue: R$2,386 million | EBITDA: R$925 million | EBITDA margin(1): 43% | FCF(2): R$413 million • LTM: Net revenue: R$10,555 million | EBITDA: R$5,352 million | EBITDA margin(1): 52% | FCF(3): R$3,016 million
Pulp Market	• Sales volume of 1,342 million tons in the quarter(4) • Inventories at 54 days(4) • 7% increase on Chinese BHKP demand (5M16 vs. 5M15)(5)
Financial Performance	• Largest issuance of CRA in Brazil: R$1.35 billion (R$2.4 billion demand) • Cash on hand(6) of US$932 million • Net debt of US$3,029 million • Leverage in US$ at 2.1x, within financial policy limits • Investment Grade rating with stable outlook by S&P and Fitch

(1) Not considering the effect of Klabin sales | (2) Not considering dividends paid and the capex related to Horizonte 2 project. | (3) Not considering dividend payments, capex related to Horizonte 2 project and land deal in December 2015. | (4) Considering the Klabin volumes | (5) Source: PPPC Global 100 report – May/2016 | (6) Not considering the MTM on hedging transactions.

4

Pulp Market 5 By region By end-use Pulp Sales(1) NBSK vs. BHKP – Prices and Spread (US$/t) (1) (1) Source: FOEX – Europe (in US$) Inventories in Days – Fibria (1) (1) Considering Klabin volumes. (1) Source: PPPC Global 100 – May/2016 (1) Considering Klabin volumes. Net Revenues Distribution 2T16 (1) - Fibria 2M16 vs. 5M16

2Q16 Results 6 EBITDA (R$ million) EBITDA margin(1) Average FX (R$/USD) Net pulp price (USD/t) Pulp Production and Sales (000 t) Net Revenues(1) (R$ million) 2.07 2.23 3.07 3.51 Average FX (1) Sales including Klabin volumes. EBITDA (R$ million) and EBITDA Margin (%) – FX Sensitivity (1) Including Klabin volumes. (1) Not considering the effect of Klabin sales. 50% 56% 54% 52% 43% 581 600 589 536 503 3.07 3.54 3.84 3.90 3.51 1.669 1.694 2.309 2.386 2Q13 2Q14 2Q15 2Q16 1.291 1.271 1.321 1.287 1.269 1.334 1.282 1.342 2Q13 2Q14 2Q15 2Q16 Production Sales 1.157 1.551 1.623 1.254 925 2Q15 3Q15 4Q15 1Q16 2Q16

Cash Production Cost (R$/t) 7 - 5% Resumption of operational performance Non-recurring pressure of third party wood 583 699 662 639 2Q15 1Q16 2Q16 May-Jun/16

Indebtdeness 8 Gross Debt and Cash Position (R$ million) Interest Expense (Gross) Average cost in US$ (% p.a.) Net Debt (Million) and Leverage Interest Expense/Income (US$ million) and Cost of Debt in US$(1) Net Debt/EBITDA (R$) Net Debt/EBITDA (US$) + R$1.2 bn + R$1.8 bn Interest on Financial Investments Average term 2Q16: 49 months (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period. 9.015 11.498 12.705 0.818 1.189 2.983 Jun/15 Mar/15 June/16 Gross debt Cash 2.23 1.85 2.10 1.95 1.86 1.82 8,197 10,309 9,722 2,642 2,897 3,029 Jun/15 Mar/16 Jun/15 R$ US$

Liquidity 9 Capex H2 (2): (2) Related to contract with Klabin and suppliers. Horizonte 2 Funding (US$ billion) (1) Not including US$9 million related to MtM of hedging transactions. (2) Financial execution of US$608 million capex until June 30th, 2016. Considering FX R$/US$ = 3.30. Funds withdrawn until June 30th, 2016. Contracted funds to be withdraw. 85 911 100% of signed contracts Liquidity(1) and Debt Amortization Schedule (US$ million) 788

Net Results (R$ million) – 2Q16 10 (1) (1) Includes other Exchange rate/monetary variations, other financial income/expenses and other operating income/expenses.

Free Cash Flow – FCF 11 Not considering dividend payment and capex related to the Horizonte 2 project. Impacted by semi-annual interest payments on the bonds and funding related to the Horizonte 2 project. FCF 2Q16 (1) (R$ million) (2)

Horizonte 2 Project 12 Startup in the beginning of 4Q 2017 Capex (R$ billion) Acc. execution up to 6M16 To be executed until 2018 Total 2.0 5.9 7.9 Ahead of schedule and below budget 45% physically complete 2015 2016 Startup 2017 25% financial execution Production capacity increase to 1.95 million t/year

2016 Capex Reduction 13 2016 Total Capex (R$ billion) R$1.5 billion reduction 78% of capex reduction on pulp logistics projects 18% of capex reduction on Horizonte 2 project (0.5) (1.0) 2.1 2.1 5.4 4.4 0.7 0.2 Reported on Jan. 31, 2016 Current Maintenance and others Horizonte 2 Pulp Logistics 6,7 8.2

Capex Reduction – Horizonte 2 Project 14 Total Capex (R$ billion) Capex Timetable (R$ billion) - R$800 million US$ 2.4 bn (1) US$ 2.4 bn (1) 3% 56% 38% 4% (1) FX = 3,.6 R$/US$ on previous forecast. FX = 3.30 R$/US$ on current forecast.

Capex – Timetable 15 New capex timetable (R$ billion) Actual 2015 2016 2017 2018 onwards Total Previous - 0.7 0.7% - 100% - - 100% Current - 0.2 0.4 0.1 0.7% - 22% 61% 17% 100% Previous 0.2 5.4 2.9 0.3 8.7% 2% 62% 33% 3% 100% Current 0.2 4.4 3.0 0.3 7.9% 3% 56% 38% 4% 100% Previous 0.2 6.1 2.9 0.3 9.4% 2% 64% 31% 3% 100% Current 0.2 4.6 3.4 0.4 8.6% 2% 53% 40% 5% 100% Total Pulp logistics Horizonte 2 Project

Final Remarks 16 Operational performance resumption with average cash cost of R$639/t in May-June/16 Cash cost still suffering non-recurring pressure of third party wood On the cash cost management... R$1.5 billion reduction in 2016 total capex , being R$1 billion in H2 and R$0.5 billion in pulp logistics projects R$800 million reduction in Horizonte 2 project capex and unchanged in US$2.4 billion Horizonte 2 capex postponement, with no impact on startup On the capex management... Startup expected for the beginning of 4Q 2017 and capacity increase to 1.95 million t/year Robust liquidity through 2018 Alternatives to manage leverage, besides capex reduction

17 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO